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Shammi & Mithu Malilk, Founders

Shammi and Mithu are owners and operators of multiple successful restaurants since the past 16 years. Self-made entrepreneurs with Masters degrees in Business Studies and Pharmacy respectively. The couple had ambition, drive and sheer hard work to count on, to start their business empire. Their business encompasses a big ice cream import & distribution division and a commodity export business in addition to their restaurants. They pioneered in bringing to West Africa, the first Pizza franchise, 'Debonairs Pizza', from South Africa in 2004, awarded "The Highest Grossing Debonairs Pizza in Africa" for multiple consecutive years. Other brands like Steers burgers, Fishaways and Mugg & Bean coffee shops were later added to their basket of franchises. Being connoisseurs & ardent lovers of authentic Indian cuisine, they conceptualized, designed and successfully established their first Indian restaurant in 2007 in Lagos. The ‘Spice Route’ has been one of the most opulent and authentic restaurants in the city, earning accolades and generating high revenues. Following the many leads and queries for bringing the brand to major global cities, they moved to Houston, TX in 2019 and started work on a brand-new concept. Musaafer, a unique high-end fine dining restaurant with extravagant interiors, elegant food, innovative and inspired cocktails and eclectic music has managed to create a niche for itself and has earned the love and appreciation of Houstonians and diners from other cities in the US as well. In their quest to be a global brand, The Spice Route Company is gearing up to open in major US cities like New York, Los Angeles, San Francisco, Miami & Austin.